March 4, 2019
VIA EDGAR AND OVERNIGHT COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Mail Stop 3030

Attention:	Sergio Chinos
Kate McHale
Kevin Kuhar
Gary Newberry

Re:	Silk Road Medical, Inc.
Draft Registration Statement on Form S-1
Submitted December 19, 2018
CIK No. 0001397702
Ladies and Gentlemen:
On behalf of Silk Road Medical, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated February 21, 2019, to Erica J. Rogers, Chief Executive Officer of the Company regarding the confidential draft registration statement on Form S-1, CIK No. 0001397702 (the “Draft Registration Statement”), submitted by the Company on December 19, 2018.
Simultaneously with the filing of this letter, the Company is concurrently submitting via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”). This letter sets forth the comments of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on December 19, 2018), all page references herein correspond to the page of the Registration Statement, as applicable.

United States Securities and Exchange Commission
March 4, 2019

Draft Registration Statement on Form S-1 submitted December 19, 2018
General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

RESPONSE TO COMMENT 1:
The Company is concurrently submitting copies of all written communications presented to investors in reliance on Section 5(d) of the Securities Act by separate correspondence to the Staff.

2.
We note that your existing officers, directors, and principal stockholders currently own a significant portion of your ordinary shares. Please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate.

RESPONSE TO COMMENT 2:
A “controlled company” is defined under Nasdaq Listing Rule 5615 (“Rule 5615”) as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. That definition is consistent with Rule 10C-1(c)(3) (ii) promulgated under the Securities Exchange Act of 1934, which refers to a “controlled company” as one where more than fifty percent of the voting power for the election of directors is held by an individual, a group or another company. Although entities affiliated with Warburg Pincus & Co. (“Warburg Pincus”) currently hold more than fifty percent of our capital stock prior to the offering, Warburg Pincus may be selling stockholders in connection with the offering described by the Registration Statement. Even if Warburg Pincus does not sell any shares, it will not hold a majority of our outstanding stock or voting power following completion of the offering as it does not plan to purchase shares in the offering. Furthermore, the directors of the Company that are affiliates of Warburg Pincus do not hold shares in the Company and the other directors, officers and principal stockholders do not operate as a group with Warburg Pincus but make their own voting and disposition decisions. Accordingly, the Company will not be a “controlled company” under these definitions following the offering, and the Company has no intention of taking advantage of the “controlled company” exemptions provided by Rule 5615. Rule 5615 further provides that a “controlled company” not relying upon such exemption need not provide any special disclosures about its controlled status.

United States Securities and Exchange Commission
March 4, 2019

The Company already has a risk factor on pages 51-52 of the Registration Statement entitled “Our directors, officers and principal stockholders have significant voting power and may take actions that may not be it the best interests of our other stockholders” and believe that language highlights the risks appropriately for new investors. In response to the Staff’s comment, the Company has, however, added language to this risk factor highlighting the voting power that Warburg Pincus has in the Company and an affirmative statement that the Company will not be seeking to take advantage of the controlled company exemption to opt out of certain corporate governance requirements.   The Company has also listed this risk in the prospectus summary but because the Company will not be taking advantage of the “controlled company” exemption, it does not believe that disclosure on the prospectus cover page is necessary.

3.
We note that you have submitted an application for confidential treatment relating to exhibits 10.6 through 10.9 that is currently pending. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

RESPONSE TO COMMENT 3:
The Company is concurrently responding to the Staff’s comment letter on its application for confidential treatment by separate correspondence to the Staff.
Coverpage

4.	On the back coverpage of the prospectus, please include the legend pertaining to the “Dealer prospectus delivery obligation”, as required by Item 502 of Regulation S-K.
RESPONSE TO COMMENT 4:
The Company respectfully submits that such language appears underneath the table of contents on page i of the Registration Statement and in the past that has been acceptable to the Staff as opposed to having it placed on the back coverpage of the prospectus.
Risk Factors
We have limited long-term data regarding the safety and effectiveness of our products..., page 15

5.
We note your disclosure that your “products enable TCAR... [to be] safe and effective.” Because approval by the FDA and other comparable regulatory agencies is dependent on their making a determination according to criteria specified in agency regulations that a product is both safe and effective, please clarify the basis for this statement.

United States Securities and Exchange Commission
March 4, 2019

RESPONSE TO COMMENT 5:
The Company has revised the disclosure on page 16 of the Registration Statement to note that the FDA has the primary responsibility to review our products for safety and effectiveness.
Our amended and restated certificate of incorporation..., page 53

6.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, please disclosure that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.

RESPONSE TO COMMENT 6:
The Company has revised the disclosure on page 55 of the Registration Statement and its governing documents to clarify that the federal courts will have exclusive jurisdiction for claims made under the Securities Act and that the federal courts in the state of Delaware will have jurisdiction over other claims to the extent that the Delaware Court of Chancery does not have jurisdiction. In addition, in response to the Staff’s comment, the Company has added language on page 55 of the Registration Statement noting that the enforceability of choice of forum provisions in companies’ certificates of incorporation and bylaws has been challenged and that it is possible a court could find these provisions to be inapplicable or unenforceable in a particular matter.
Intellectual Property, page 109

7.
In accordance with Item 101(h)(4) of Regulation S-K, please identify material patents and the specific products, product groups and technologies to which such patents relate. In addition, please disclose the duration and jurisdiction for each material patent.

United States Securities and Exchange Commission
March 4, 2019

RESPONSE TO COMMENT 7:
The Company has revised the disclosure on page 115 of the Registration Statement to provide a table of material patents, their jurisdiction, expiration date and the product to which they relate.
Principal and Selling Stockholders, page 148

8.	Please revise the table to include a column showing the amounts of shares to be offered on behalf of each selling stockholder pursuant to Item 507 of Regulation S-K.
RESPONSE TO COMMENT 8:
The Company has revised the disclosure on page 154 of the Registration Statement to add the number of shares being offered by the selling stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals, page 153

9.
We note your disclosure relating to provisions in your bylaws that will specify certain requirements regarding the form and content of a stockholder’s notice. Please elaborate on all material requirements that a stockholder’s notice must contain.

RESPONSE TO COMMENT 9:
The Company has revised the disclosure on pages 160-161 of the Registration Statement to specify the material requirements for a stockholder notice in the case of both a stockholder action related to the business of the Company and related to director nominations.
Item 15. Recent Sales of Unregistered Securities, page II-2

10.
We note your recent sales of unregistered securities. Please name the persons or identify the class of persons to whom the securities were sold for every transaction. Please see Item 701 of Regulation S-K.

RESPONSE TO COMMENT 10:
The Company has revised the disclosure on page II-2 of the Registration Statement to provide the class of persons to whom the securities were sold for every transaction.

United States Securities and Exchange Commission
March 4, 2019

Please direct any questions with respect to the Company’s responses the Registration Statement to me at (650) 565-3564.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Philip H. Oettinger

Philip H. Oettinger

cc:	Erica J. Rogers, Chief Executive Officer, Silk Road Medical, Inc.
Lucas Buchanan, Chief Financial Officer, Silk Road Medical, Inc.